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                              March 1, 2021

       Clay Whitehead
       Chief Executive Officer
       Plum Acquisition Corp. I
       339 Seaview Ave. Piedmont, California 94610
       Piedmont, California 94610

                                                        Re: Plum Acquisition
Corp. I
                                                            Registration
Statement on Form S-1
                                                            Filed February 19,
2021
                                                            File No. 333-253331

       Dear Mr. Whitehead:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary, page 1

   1. Refer to your disclosure regarding your 2 and 20 pledge on page 3. Please revise to clarify what you mean
when you state that you will donate 2% of your "retained promote"
                                                        to DEI related causes.
Please also clarify how you intend to measure whether you have filled 20% of your
board seats with "diverse candidates with notable ability to add value to our acquired asset"
and whether your current board meets that threshold.
       General

   2. Please ensure that the registration statement is signed by your authorized representative in the United States.
 Clay Whitehead
Plum Acquisition Corp. I
March 1, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameClay Whitehead                           Sincerely,
Comapany NamePlum Acquisition Corp. I
                                                           Division of
Corporation Finance
March 1, 2021 Page 2                                       Office of Finance
FirstName LastName